                         INDEPENDENT ACCOUNTANTS' REPORT

To the Board of Directors of
UMB Scout Stock Fund, Inc.,
UMB Scout Stock Select Fund
      and
the Securities and Exchange Commission:

RE:    UMB Scout Stock Fund, Inc.
       UMB Scout Stock Select Fund
       Form N-17f-2
       File Number 811-3557

We have examined management's assertion, included in the accompanying Management Statement Regarding Compliance With Certain Provisions of the Investment Company Act of 1940, that UMB SCOUT STOCK FUND, INC. and UMB SCOUT STOCK SELECT FUND (the Company) complied with the requirements of subsections (b) and (c) of rule 17f-2 under the Investment Company Act of 1940 (the Act) as of April 30, 2004. Management is responsible for the Company's compliance with those requirements. Our responsibility is to express an opinion on management's assertion about the Company's compliance based on our examination.

      Our examination was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants and, accordingly, included examining, on a test basis, evidence about the Company's compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of April 30, 2004, with respect to securities of UMB SCOUT STOCK FUND, INC. and UMB SCOUT STOCK SELECT FUND, without prior notice to management:

      - Confirmation of all securities held by the Federal Reserve Bank of Kansas City, The Depository Trust Company and Citibank in book entry form;

      - Reconciliation of all such securities to the books and records of the Company and the Custodian;

      We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Company's compliance with specified requirements.

      In our opinion, management's assertion that UMB SCOUT STOCK FUND, INC. and UMB SCOUT STOCK SELECT FUND complied with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of April 30, 2004 with respect to securities reflected in the investment account of the Company is fairly stated, in all material respects.

      This report is intended solely for the information and use of management of UMB SCOUT STOCK FUND, INC. and UMB SCOUT STOCK SELECT FUND and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.

                                                                /s/ BKD, LLP

Kansas City, Missouri
August 30, 2004

Washington, D.C. 20549

                                  FORM N-17f-2

 Certificate of Accounting of Securities and Similar Investments in the Custody
                       of Management Investment Companies

                    Pursuant to Rule 17f-2 [17 CFR 270.17f-2]

1. Investment Company Act File Number:               Date examination completed:

     811-3557                                        April 30, 2004

2. State Identification Number:

AL  25686                AK  60038242         AZ  8468                AR  60004612         CA  504-5890       CO  IC-91-02-936

CT  214196               DE  8682             DC  60012565            FL  *                GA  SC-1501        HI  *

ID  48845                IL  60004377         IN  85-0334 IC          IA  I-19089          KS  83S0000724     KY   M34790

LA  89367                ME  MFN207989        MD  SM19 980017         MA  03036842         MI  935640         MN  R-28087.1

MS  MF-98-01-005         MO  Q-MT-1290        MT  9204                NE  11064            NV  *              NH  *

NJ  MF-0645              NM  14067            NY  S 27 53 17          NC  *                ND  U561           OH  37103

OK  SE-2084912           OR  2001-1466        PA  87-08-112MF         RI  *                SC  MF11218        SD  10196

TN  RM03-1990            TX  C 39438-005-12   UT  006-6364-13         VT  1/16/98-22       VA  117744         WA  60019807

WV  MF-24121             WI  341393-03        WY  20518               PUERTO RICO

Other (specify):

     *Indicates Fund is registered in state but state does not issue identification numbers Securities in the UMB Scout Funds Combined Prospectus included on one Notice Filing (Balanced Fund, Bond Fund, Kansas Tax-Exempt Bond Fund, Money Market Fund, Stock Fund, Stock Select Fund, Tax-Free Money Market Fund, Worldwide Fund, Worldwide Select Fund, Technology Fund, Equity Index Fund, Energy Fund, Small Cap Fund)

3. Exact name of investment company as specified in registration statement:
      UMB Scout Stock Fund, Inc.

4. Address of principal executive office: (number, street, city, state, zip code)
      803 West Michigan Street, Suite A, Milwaukee, WI 53233

INSTRUCTIONS

This Form must be completed by the investment companies that have custody of securities or similar investments.

Investment Company

1.    All items must be completed by the investment company.

2. Give this Form to the independent public accountant who, in compliance with Rule 17f-2 under the Act and applicable state law, examines securities and similar investments in the custody of the investment company.

Accountant

3. Submit this Form to the Securities and Exchange Commission and appropriate state securities administrators when filing the certificate of accounting required by Rule 17f-2 under the Act and applicable state law. File the original and one copy with the Securities and Exchange Commission's principal office in Washington, D.C., one copy with the regional office for the region in which the investment company's principal business operations are conducted, and one copy with the appropriate state administrator(s), if applicable.

          THIS FORM MUST BE GIVEN TO YOUR INDEPENDENT PUBLIC ACCOUNTANT

Note: The estimated average burden hours are conducted solely for purposes of the Paperwork Reduction Act, and are not derived from a comprehensive or even a representative survey or study of the costs of SEC rules and forms. Direct any comments concerning the accuracy of the estimated average burden hours for compliance with SEC rules and forms to Kenneth A. Fogash, Deputy Executive Director, U.S. Securities and Exchange Commission, 450 Fifth Street, N.W., Washington, D.C. 20549 and Gary Waxman, Clearance Officer, Office of Management and Budget, Room 3208 New Executive Office Building, Washington, D.C. 20503.

Washington, D.C. 20549

                                  FORM N-17f-2

 Certificate of Accounting of Securities and Similar Investments in the Custody
                       of Management Investment Companies

                    Pursuant to Rule 17f-2 [17 CFR 270.17f-2]

1. Investment Company Act File Number:               Date examination completed:

    811-3557                                         April 30, 2004

2. State Identification Number:

AL  25687                AK  02 03564          AZ  23260             AR  60004613         CA  504-5890         CO  IC-91-02-936

CT  1001460              DE  9071              DC  60012566          FL  *                GA  SC-1501          HI  *

ID  50643                IL  60004377          IN  85-0334 IC        IA  I-44126          KS  1999S0001138     KY  M34790

LA  89367                ME  MFN212712         MD  SM19 990910       MA  03036843         MI  923555           MN  R-28087.1

MS  MF-99-04-110         MO  0002-08313        MT  41175             NE  37937            NV  *                NH  *

NJ  MF-0645              NM  3155              NY  S 28 75 36        NC  *                ND  Y342             OH  37103

OK  SE-2077779           OR  2001-1466         PA  87-08-112MF       RI  *                SC  MF12210          SD  18921

TN  RM03-1990            TX  C59101-000-05     UT  006-6364-13       VT  4/23/99-11       VA  117744           WA  60023422

WV  MF-34889             WI  367262-03         WY  20518             PUERTO RICO  S-19806-1

Other (specify):

     *Indicates Fund is registered in state but state does not issue identification numbers Securities in the UMB Scout Funds Combined Prospectus included on one Notice Filing (Balanced Fund, Bond Fund, Kansas Tax-Exempt Bond Fund, Money Market Fund, Stock Fund, Stock Select Fund, Tax-Free Money Market Fund, Worldwide Fund, Worldwide Select Fund, Technology Fund, Equity Index Fund, Energy Fund, Small Cap Fund)

3. Exact name of investment company as specified in registration statement:
      UMB Scout Stock Select Fund

4. Address of principal executive office: (number, street, city, state, zip code)
      803 West Michigan Street, Suite A, Milwaukee, WI 53233

INSTRUCTIONS

This Form must be completed by the investment companies that have custody of securities or similar investments.

Investment Company

1.    All items must be completed by the investment company.

2. Give this Form to the independent public accountant who, in compliance with Rule 17f-2 under the Act and applicable state law, examines securities and similar investments in the custody of the investment company.

Accountant

3. Submit this Form to the Securities and Exchange Commission and appropriate state securities administrators when filing the certificate of accounting required by Rule 17f-2 under the Act and applicable state law. File the original and one copy with the Securities and Exchange Commission's principal office in Washington, D.C., one copy with the regional office for the region in which the investment company's principal business operations are conducted, and one copy with the appropriate state administrator(s), if applicable.

          THIS FORM MUST BE GIVEN TO YOUR INDEPENDENT PUBLIC ACCOUNTANT

Note: The estimated average burden hours are conducted solely for purposes of the Paperwork Reduction Act, and are not derived from a comprehensive or even a representative survey or study of the costs of SEC rules and forms. Direct any comments concerning the accuracy of the estimated average burden hours for compliance with SEC rules and forms to Kenneth A. Fogash, Deputy Executive Director, U.S. Securities and Exchange Commission, 450 Fifth Street, N.W., Washington, D.C. 20549 and Gary Waxman, Clearance Officer, Office of Management and Budget, Room 3208 New Executive Office Building, Washington, D.C. 20503.

                 MANAGEMENT STATEMENT REGARDING COMPLIANCE WITH
            CERTAIN PROVISIONS OF THE INVESTMENT COMPANY ACT OF 1940

      We, as members of management of UMB Scout Stock Fund, Inc. and UMB Scout Stock Select Fund (the "Company"), are responsible for complying with the requirements of subsections (b) and (c) of Rule 17F-2, "Custody of Investments by Registered Management Investment Companies," of the Investment Company Act of 1940. We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of the Company's compliance with the requirements of subsections (b) and (c) of Rule 17f-2 as of April 30, 2004 and from December 31, 2003 through April 30, 2004.

      Based on this evaluation, we assert that the Company was in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of April 30, 2004 and from December 31, 2003 through April 30, 2004, with respect to securities reflected in the investment account of the Company.

UMB SCOUT STOCK FUND, INC.
UMB SCOUT STOCK SELECT FUND

By /s/ Larry Schmidt
   -------------------------------------
   Larry Schmidt, Senior Vice President